[Company Letterhead]
May 5, 2009
Mr. Terence O’Brien
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington D.C. 20549-0303

Re:	Gerdau Ameristeel Corporation Form 40-F for the fiscal year ended December 31, 2008 File No. 333-101591
Dear Mr. O’Brien:
This letter is in response to the comment letter (the “Comment Letter”) from the Staff of the Securities and Exchange Commission (the “Commission”) dated April 21, 2009, concerning the Annual Report filed on Form 40-F for the fiscal year ended December 31, 2008 (the “2008 Form 40-F”).
To facilitate the Staff’s review, we have reproduced below the comments contained in the Comment Letter, and included the Company’s response under each comment.
Form 40-F for the year ended December 31, 2008
2008 Annual Report
1.)     The $63.7 million of 2008 fourth quarter inventory impairments referenced on page 19 comprise over 20% of the 2008 pre-tax loss. Please disclose in future filings the facts and circumstances leading to material inventory write-downs.
Response:   The $63.7 million of 2008 fourth quarter inventory impairments primarily related to the impact of certain high-priced raw materials purchased by the Company prior to the decline in market selling prices experienced in the fourth quarter. Generally, raw material costs fluctuate with the market selling prices of finished product. However, as production rates were curtailed during the fourth quarter, the consumption of the higher-priced raw material inventory did not keep pace with the reduction in selling prices for the Company’s finished products, resulting in the need for a lower cost or market write-down.
In response to the Staff’s comment, the Company will disclose in future filings the facts and circumstances leading to material inventory write-downs.

EBITDA, page 15
2.)     In future filings, please disclose whether the EBITDA calculation is consistent with the measure included in your debt agreements. In this regard, we note the EBITDA measures referenced on page 21 of the Form 40-F. Further, given the level of debt you have, please disclose in MD&A all material financial debt covenant ratio requirements and the corresponding actual measures as of the Balance Sheet date.
Response:   The only material covenants in the Company’s debt agreements which are based on EBITDA measures are in the Company’s Term Loan Facility. The EBITDA calculation included in the Company’s Term Loan Facility is different from that used by Company management to assess the performance of the Company’s operations. The Term Loan Facility EBITDA is based on Gerdau S.A.’s EBITDA on a consolidated basis — including the Company. The Company is approximately 67% owned by Gerdau S.A.
In response to the Staff’s comment, the Company shall make clear in future filings that the EBITDA calculation included in the Company’s Term Loan Facility is different from that used by Company management to assess the performance of the Company’s operations. In addition, the Company shall disclose in the MD&A of future filings all material financial debt covenant ratios and the corresponding actual measures as of the Balance Sheet date of the relevant filing.
Critical Accounting Estimates and Assumptions, page 20
Goodwill, page 22
3.)     In future filings, please disclose the amounts of goodwill remaining in the Long Products and PCS reporting units. Disclose also whether material amounts of goodwill reside in reporting units with implied fair values that do not significantly exceed the carrying amount of the corresponding goodwill. Such disclosures are necessary for readers to assess the risk and proximity of future goodwill impairment charges.
Response:   The Long Products and PCS reporting units had remaining goodwill balances of $1.7 billion and $119 million, respectively, as of December 31, 2008. After recording the goodwill impairment charge, the fair value of the Long Products reporting unit exceeded its carrying value by approximately $815 million, or 17% of its book value, while the fair value of the PCS reporting unit exceeded its book value by approximately $600 thousand, or 0.2% of its book value. The Rebar Fabrication Group reporting unit had a remaining goodwill balance of $56 million as of December 31, 2008. Additionally, the Step 1 test for the Rebar Fabrication Group indicated that the fair value of this reporting unit exceeded its book value by approximately $118 million, or 51% of its book value. Because there was no significant excess margin of fair value over carrying value for the PCS reporting unit at December 31, 2008, its goodwill balances may have an increased likelihood of impairment if adverse events were to occur or circumstances were to change, and the long-term outlook for their cash flows were adversely impacted.

In response to the Staff’s comment, the Company will disclose in future filings the amounts of goodwill remaining in the Long Products, PCS and Rebar Fabrication Group reporting units and whether material amounts of goodwill reside in reporting units with implied fair values that do not significantly exceed the carrying amount of the corresponding goodwill.
4.)     We note that despite the significant goodwill impairment charge, December 31, 2008 market capitalization was still significantly below the book value of your equity. Please provide us with a reconciliation of your market capitalization and your SFAS 142 fair value measurements. Such reconciling information should also be disclosed and explained in future filings, when applicable.
Response:   To assist the Company in the determination of its SFAS 142 fair value measurements, the Company utilized a third party valuation firm. Management provided the assumptions, including both quantitative and qualitative information, about the specified asset or liability to the third party valuation firms. The Company primarily utilized the third-party to accumulate the data from multiple sources and assemble a report that summarizes the information obtained. The Company then used that information to determine the fair value. The third-party valuation firm was supervised by Company personnel who are knowledgeable about valuations and fair value. The Company evaluated the appropriateness of the valuation methodology utilized.
As of December 31, 2008, the Company’s market equity capitalization was $2,624.0 million (433.0 million shares multiplied by the Company’s December 31, 2008 closing market price of $6.06). As of December 31, 2008, the Company determined that its implied equity value was $4,255.7 million. Thus, based upon the implied equity value and the Company’s total equity capitalization of $2,624.0 million, a control premium of 62% was implied.
The following discussion describes the procedures the Company performed along with the significant factors considered in assessing the reasonableness of the concluded implied equity value of $4,255.7 million and resulting control premium of 62%.
•	The Company is approximately 67% owned by Gerdau S.A. When considering the amount of the control premium to apply to the Company’s stock price, one must consider the impact of Gerdau S.A.’s majority interest in the Company. This majority ownership interest has caused the multiple at which the Company’s stock price trades to be at a significant discount as compared to the Company’s peers. Therefore, a control premium to acquire the Company’s stock would be justifiably greater than the average control premium of its peers.
•	Based on a control premium study of acquisitions within the steel industry between 2004 and 2007, the Company concluded that a 20% control premium was conservatively realized in past transactions.
•	The study of acquisitions was performed without consideration of the control premium resulting from the Company’s majority ownership. Therefore, the Company believes the control premium due to majority ownership and the industry specific control premium should be considered cumulative and would support the Company’s implied control premium.

•	In addition to the analysis conducted by the third party valuation firm, the Company also consulted with a reputable investment banking firm to review the concluded values and resulting control premium. The conclusion from the investment banking firm was a confirmation that the methodology to derive value and the conclusion of value was reasonable and considered all of the significant factors which would be inherent in an acceptable valuation.
•	Current market capitalization levels are highly influenced by current uncertainties related to recent economic developments and do not fully reflect the net tangible value of the enterprise, as well as the earnings level of the business under a normalized, longer term operating environment.
Based on the above discussion, we believe an equity value of $4,255.7 million and a 62% control premium is appropriate.
In response to the Staff’s comment, the Company will disclose and explain in future filings (to the extent relevant) information which reconciles the Company’s market capitalization to its SFAS 142 fair value measurements.
5.)     Given the impairment indicators that precipitated the December 31, 2008 SFAS 142 impairment test, please tell us whether you also preformed a SFAS 144 recoverability test of your long-lived assets. The adverse economic conditions and stock price decline that caused the goodwill impairment would presumably have a similar adverse impact on the recoverability of long-lived assets. Compliance with SFAS 144 should be clearly evident. Further, in filings, please specifically disclose whether a SFAS 144 recoverability test was performed in any of the periods presented.
Response: An impairment test of the Company’s long-lived assets was performed under the guidance of SFAS No. 144 as of December 31, 2008. In accordance with SFAS No. 144, recoverability is determined based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. The Company determined that there was no impairment of any long-lived assets as of December 31, 2008.
In response to the Staff’s comment, the Company will specifically disclose in future filings whether a SFAS 144 recoverability test was performed in any of the periods presented.
Note 8 — Long-Term Debt, page 51
6.)     You state that at both December 31, 2008 and 2007, there was nothing drawn against the Senior Secured Credit Facility, in which you increased the commitments from $650.0 million to $950.0 million in June 2008. Based upon available collateral under the terms of the agreement, at December 31, 2008 and 2007, approximately $759.6 million and $583.0 million, respectively, were available under this facility, net of $74.9 million and $67.0 million, respectively, of outstanding letters of credit. Please explain to us why only $759.6 million was available at December 31, 2008, when the gross amount of available borrowings and letters of credit aggregated only $834.5 million, compared to the $950.0 million total commitment.
Response:   Under the Senior Secured Credit Facility, the Company can borrow the lesser of (i) the committed amount ($950 million), and (ii) the borrowing base (which is based upon a portion of the inventory and accounts receivable held by most of our operating units less certain reserves), minus outstanding loans, letter of credit obligations and other obligations owed under the senior secured credit facility. Since the borrowing base under the Senior Secured Credit Facility is based on actual inventory and accounts receivable levels, available borrowings under the facility will fluctuate. At December 31, 2008, because the borrowing base of $834.5 million was less than the committed amount of $950 million, the Company had total available credit, prior to deducting any letters of credit, of only $834.5 million. After netting the $74.9 million of outstanding letters of credit against the $834.5 million, the resulting availability was $759.6 million.
In response to the Staff’s comment, the Company will include in future filings additional disclosure which clarifies why the gross amount of available borrowings when aggregated with outstanding letters of credit may be less than the committed amount of $950 million.
Exhibit 99.1 and 99.2
7.)     We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual’s title. In future filings, the person certifying should not include his title. The person should certify in his individual capacity, and not as CEO or CFO.
Response:   Certifications in future filings will be revised to address the Staff’s comment by not including the certifying individual’s title at the beginning of the certification.
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The Company hereby acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the 2008 Form 40-F;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the 2008 Form 40-F; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
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Please do not hesitate to contact me by phone (813-319-4324), by fax (813-207-2328) or by e-mail (basmith@gerdauameristeel.com), if I can be of any further assistance.
Sincerely,
/s/  Barbara R. Smith

Barbara R. Smith
Vice President, Finance and Chief Financial Officer
Gerdau Ameristeel Corporation

cc:	Jenn Do Al Pavot Errol Sanderson Jay Ingram (Securities and Exchange Commission) J. Mauricio Werneck Robert E. Lewis (Gerdau Ameristeel Corporation)